SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

23 SEPTEMBER 2003
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AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No:** ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No:** ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No:** ☒

Enclosures: ANGLOGOLD AND ASHANTI EXTEND TRANSACTION AGREEMENT



AngloGold Limited
("AngloGold")
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000043485

ANGLOGOLD/ASHANTI MERGER UPDATE AND FURTHER CAUTIONARY

AngloGold has today agreed with Ashanti Goldfields Company Limited ("Ashanti") to extend the Transaction Agreement entered into on 4 August 2003, details of which were announced on 5 August 2003. The Transaction Agreement originally provided that it would terminate if certain approvals and undertakings were not received from the Government of Ghana before 30 September 2003, or such later date as may be agreed by Ashanti and AngloGold. This date has now been extended to 31 October 2003, or such later date as may be agreed by Ashanti and AngloGold.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
23 September 2003

JSE Sponsor: UBS

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission ("SEC") on 7 April 2003.

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. **In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information**. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 23 SEPTEMBER 2003   By: /s/ C R BULL

                                                  Name: C R Bull
                                                  Title: Company Secretary